UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*

BURKE MILLS INC (Name of Issuer)
Common Stock (Title of Class of Securities)
121362107 (CUSIP Number)
Greggory A. Schneider 10445 Wilshire Blvd #1806 Los Angeles, CA 90024 310 470 5107 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 24, 2004 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 121362107

1.	Names of Reporting Persons. Greggory A. Schneider, Todd I. Schiffman I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( X ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 148,500

	8.	Shared Voting Power

	9.	Sole Dispositive Power 148,500

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.4%

14.	Type of Reporting Person IN
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Item 1. Security and Issuer Common Stock of Burke Mills Inc 191 Sterling Street, N.W. Valdese, North Carolina 28690

Item 2. Identity and Background.

(a)	Name: Greggory A. Schneider

(b)	Residence or business address: 10445 Wilshire Boulevard #1806 Los Angeles CA 90024

(c)	Present Principal Occupation or Employment: Self-employed

(d)	Criminal Conviction: No

(e)	Court or Administrative Proceedings: No

(f)	Citizenship: USA

Item 3. Source and Amount of Funds or Other Consideration:

         Personal funds of the individuals involved. All transactions were open market transactions and the net approximate amount utilized was $173,968 for the total amount of 148,500 net shares.

Item 4. Purpose of Transaction

            State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         While Mr. Schneider applauds the company's decision to pay off its long term debt and to liquidate its foreign subsidiary, more importantly, he believes that there would be significant benefit in taking the company private. He notes that although a stock buyback was proposed in 1999, it was never enacted.Mr. Schneider believes the cost savings would be substantial, at least $300,000-$500,000 per year, including compliance costs required by the newly enacted Sarbanes-Oxley Act. In addition the company would save one-time costs of approximately $150,000-$200,000 for compliance planning, assessment, documentation and testing related to Sarbanes-Oxley as well. A similarly sized, micro-cap company, Pacific Aerospace and Electronics (PFAE) recently went private through a reverse split of its stock and estimated its savings at a minimum of $500,000-$750,000 per year.

         A going private transaction could be accomplished in at least one of three ways. All non-insiders could be bought out at a reasonable premium to the current price, and yet still at a significant discount to book value. Mr. Schneider believes the stock price to be signifcantly undervalued considering the quality of the Company's assets and the value of its business which is generating annualized revenues of $25 million dollars with minimal cash burn.

         Alternatively, a substantial self-tender could be made in the $2.00-$2.50/share range, still a 30-45% discount to book value. Each shareholder could then choose whether to cash out or stay invested. A tender offer for say 1,000,000 shares would allow all shareholders to participate on a pro rata basis. If the company then experienced a turnaround, shareholders who chose not to tender would greatly benefit as there would be fewer shares outstanding and a higher book value per share. In order to achieve the substantial cost savings of being private, the company would need to reduce the number of shareholders of record to below 300, which could likely be accomplished through a 1,000,000 share tender offer including all odd lot shares. Although private, the company could continue reporting to shareholders, but in a more cost effective way, as the company's remaining shares could be traded on the pink sheets.

         And finally, a reverse split with the intent of going private, could be accomplished by having a high enough reverse split ratio such as 1/100000 or 1/200000 to allow both larger and all smaller shareholders to cash out This could be accomplished fairly easily using a similar cashout price of $2.00-$2.50/share. This is how Pacific Aerospace and Electronics mentioned above accomplished their going private transaction, as did Rampart Capital Corp (RAC) which went private in 2003.

         Mr. Schneider believes, according to available information, that there are approximately 1,150,000 shares owned by non-insiders. This amount includes a reported 232,000 shares owned by the Bell Estate Trust and the 148,500 shares which Mr. Schneider has sole voting power over, leaving only 770,000 shares held by approximately 360 shareholders of record and perhaps thousands of other shareholders in street name. By going private, Mr. Schneider believes the company would become immediately profitable on a cash flow basis, even without any resutructuring of current operations. Mr. Shaikh, the CEO and 52-percent-plus owner of the company, would benefit the most from this decision as he would own more than 90% of a private company that even in the most adverse business environment in its history would be operating on a cash flow positive basis. Mr. Schneider hopes to engage in discussions with Mr. Shaikh and the Board of Directors/Officers of the company seeking a potential strategy for enacting a going-private transaction. He believes the purchase of non-insider shares discussed above at a price between $2.00-$2.50/share would be the most reasonable way to enhance shareholder value and provide a way for the company to still exist as an ongoing and profitable entity, and eliminate the relatively large costs of being a public company, especially for a company with a market capitalization of $3,400,000 at current depressed prices. Mr. Schneider feels that the entire cost of going private proposal above would be returned to the company by the cost savings experienced by the company in less than five years.

         The buyout of non-insider shares, tender offer or reverse split could be funded by the partial use of cash on hand and/or borrowings from either the company's line of credit, borrowings related to the factoring of their accounts receiveable or other available alternatives.

         Mr. Schneider certainly hopes the Board of Directors of the company and the CEO and officers will listen to and consider these suggestions and ideas and will be in contact with the company and and may continue to make proposals or suggestions that may or not include other similar actions.

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(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
Yes, depending on current market prices, availability, etc.
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
Not other than mentioned in the "Purpose of Transaction"
(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
Not other than mentioned in the "Purpose of Transaction"
(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
Not at the present time
(e) Any material change in the present capitalization or dividend policy of the issuer;
Not other than mentioned in the "Purpose of Transaction"
(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

Not other than mentioned in the "Purpose of Transaction"
(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
No
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

Not other than mentioned in the "Purpose of Transaction"
(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
Not other than mentioned in the "Purpose of Transaction"
(j) Any action similar to any of those enumerated above.
Not other than mentioned in the "Purpose of Transaction"

Item 5. Interest in Securities of the Issuer.

(a)	Ownership of 5.42% of the Common Stock of the Company

(b)	Greggory A. Schneider, who has sole power to vote and/or dispose of 148,500 shares.

(c)	During the last 60 days, 148,500 net shares were purchased for total conseideration of $173,968.00

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit
3/11/04 3/15/04 3/19/04 3/22/04 3/26/04 4/01/04 4/02/04 4/05/04 4/06/04 4/07/04 4/08/04 4/15/04 4/20/04 5/19/04 5/20/04 5/21/04	500 4500 7348 12652 7500 7500 20000 5000 23500 8500 6700 1000 (2700) 12000 12200 22300	1.15 1.20 1.193 1.177 1.131 1.115 1.101 1.186 1.163 1.158 1.168 1.25 1.35 1.20 1.20 1.227

(d)	nONE

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.
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Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2004
Greggory A. Schneider
By:	/s/ Greggory A. Schneider Greggory A. Schneider
Title:	Individual

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